UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      American Industrial Properties, REIT
                                (Name of Issuer)


                         Common Stock ($0,10 par value)
                         (Title of Class of Securities)


                                    026791103
                                 (CUSIP Number)


--------------------------------------------------------------------------------
                             Mr. Stanley J. Kraska, Jr.
                            200 East Randolph Drive
                               Chicago, Illinois 60603
                                 (312) 782-1560
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 10, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

--------------------------------------------------------------------------------
     Check the following box if a fee is being paid with this statement: |_|

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                               Page 1 of 12 Pages

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CUSIP No.:  026791103                                       Page 2 of 12 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  ABKB/LaSalle Securities Limited Partnership
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   36-3991973

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      |X|
                                                               (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          |_|

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              3,912,245
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             None
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             3,912,245
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               None
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,912,245

--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|



--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.8% (calculated by dividing (i) the 3,912,245 shares beneficially owned by the Reporting Person by (ii) the 23,289,867 shares of Common Stock outstanding).

--------------------------------------------------------------------------------
         (14)      TYPE OF REPORTING PERSON*

                   IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No.:  026791103                                       Page 3 of 12 Pages
--------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSON:  LaSalle Advisors Limited Partnership
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   36-3637257

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      |X|
                                                                 (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          |_|

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              2,210,204
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             None
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             2,210,204
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               None
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,210,204

--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|



--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.5%   (calculated  by  dividing  (i)  the  2,210,204  shares
                   beneficially owned by the Reporting Person by (ii) the 23,289,867 shares of Common Stock outstanding).

--------------------------------------------------------------------------------
         (14)      TYPE OF REPORTING PERSON*

                   IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No.:  026791103                                       Page 4 of 12 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  William K. Morrill, Jr.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      |_|
                                                                 (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          |_|

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              6,122,449 1,2
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             None
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             6,122,449 1,2
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               None
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,122,449 1,2

--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   26.3% 1,2

--------------------------------------------------------------------------------
         (14)      TYPE OF REPORTING PERSON*

                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No.:  026791103                                       Page 5 of 12 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Stanley J. Kraska, Jr.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                  (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          |_|

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              6,122,449 1,2
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             None
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             6,122,449 1,2
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               None
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,122,449 1,2

--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   26.3% 1,2

--------------------------------------------------------------------------------
         (14)      TYPE OF REPORTING PERSON*

                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No.:  026791103                                       Page 6 of 12 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON:  Keith R. Pauley
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                  (b)      |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          |_|

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              6,122,449 1,2
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             None
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             6,122,449 1,2
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               None
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,122,449 1,2

--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.3% 1,2

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.  Security and Issuer
                  -------------------

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.10 per share (the "Common Stock"), of American Industrial Properties, REIT, a Texas real estate investment trust (the "Issuer"), which has its principal executive offices at 6210 North Beltline Road, Suite 170, Irving, Texas 75063.

         Item 2.  Identity and Background
                  -----------------------

         This Statement is being filed on behalf of (i) ABKB/LaSalle Securities Limited Partnership ("LaSalle Securities"), (ii) LaSalle Advisors Limited Partnership ("LaSalle Advisors"), and (iii) the following individuals, each of whom is a managing director of LaSalle Securities and LaSalle Advisors: William
K.  Morrill,  Jr.,  Keith R. Pauley and Stanley J.  Kraska,  Jr. (the  "Managing
Directors"). Collectively, LaSalle Securities, LaSalle Advisors, and the Managing Directors are referred to herein as the "Reporting Persons." LaSalle Securities is a limited partnership organized in Maryland and has its principal executive and business offices at 200 East Randolph Drive, Chicago, Illinois 60603. LaSalle Securities is a registered investment advisor that invests in real estate securities for clients.

         Attached as Exhibit 1 to this filing is a list of the Reporting Persons setting forth, where relevant, the following information with respect to each such person: (i) name, (ii) business address, (iii) citizenship, and (iv) present principal business, occupation or employment and the name and address of any corporation or other organization in which such employment is conducted. Each natural person identified in Exhibit 1 is a United States citizen.

         During the last five years, neither LaSalle Securities, LaSalle Advisors, nor any of the Managing directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

         Item 3.  Source and Amount of Funds or Other Consideration
                  -------------------------------------------------


         LaSalle Securities and LaSalle Advisors acquired the securities of the Issuer pursuant to those Common Share Purchase Agreements between each of the limited partnerships, acting as agents for particular clients, and American Industrial Properties, REIT. The funds used to purchase the securities were obtained from clients for whom LaSalle Securities and LaSalle Advisors act as investment advisors.

         The size of the Board of Directors of American Industrial Properties, REIT was increased to eight (8) Directors, and Stanley J. Kraska, Jr. was elected a Director.

                               Page 7 of 12 Pages

         Item 4.  Purpose of Transaction
                  ----------------------

         LaSalle Securities and LaSalle Advisors acquired the securities of the Issuer as an investment in their capacities as agents for particular clients. The Reporting Persons anticipate influencing such control over the Issuer as they deem necessary, convenient and proper to protect such investment. In order to protect their investment, the Reporting Persons may deem it necessary or convenient to acquire, directly, or through the Issuer, additional securities of the Issuer.

         Except as set forth above, the Reporting Persons do not have as of the date hereof any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Notwithstanding anything to the contrary contained herein, the Reporting Persons reserve the right to change their present intentions with respect to the matters described in this paragraph.

         In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors regarding the Issuer, such as its business and prospects and general economic conditions and money and stock market conditions.

         Item 5.  Interest in Securities of Issuer
                  --------------------------------

         According to information received from the Issuer, 23,289,867 shares of the Common Stock are issued and outstanding (the "Outstanding Shares").

         As a group, the Reporting Persons have the sole power to vote and dispose of 6,122,449 shares. For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to beneficially own approximately 26.3% of the shares, calculated by dividing (i) the 6,122,449 shares by (ii) the 23,289,867 shares outstanding.




                               Page 8 of 12 Pages

                                   Number of Shares         Percentage of
Reporting Person                  Beneficially Owned      Outstanding Shares
----------------                  ------------------      ------------------
LaSalle Securities                   3,912,245                 16.8
LaSalle Advisors                     2,210,204                  9.5
William K. Morrill, Jr. 1,2          6,122,449                 26.3
Keith R. Pauley 1,2                  6,122,449                 26.3
Stanley J. Kraska, Jr. 1,2           6,122,449                 26.3

Total                                6,122,449                 26.3%


         Item 6.  Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
Respect to Securities of the Issuer
-----------------------------------

         There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Statement, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

         Item 7.  Material to be filed as Exhibits
                  --------------------------------

         None.
















1 The Reporting Person disclaims beneficial ownership of those securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for any purpose. As a group, the Reporting Persons have the sole power to vote and dispose of 6,122,449 shares. For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to own all 6,122,449 shares.

2    These shares represent  the same shares previously listed  by  ABKB/LaSalle
Securities Limited Partnership and LaSalle Advisors Limited Partnership and are not cumulative.


                               Page 9 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         The parties agree that this statement is filed on behalf of each of them.


Dated:  July 21, 1997


                                           ABKB/LASALLE SECURITIES LIMITED
                                           PARTNERSHIP


                                            By /s/ Stanley J. Kraska, Jr.
                                            -----------------------------
                                            Name:  Stanley J. Kraska, Jr.
                                            Title:  Managing Director



                                            LASALLE ADVISORS LIMITED
                                            PARTNERSHIP


                                            By /s/ Stanley J. Kraska, Jr.
                                            -----------------------------
                                            Name:  Stanley J. Kraska, Jr.
                                            Title:  Managing Director



                                            /s/ Keith R. Pauley
                                            --------------------------------
                                            Keith R. Pauley



                                            /s/ William K. Morrill, Jr.
                                            --------------------------------
                                            William K. Morrill, Jr.



                                            /s/ Stanley J. Kraska, Jr.
                                            --------------------------------
                                            Stanley J. Kraska, Jr.



                              Page 10 of 12 Pages

                                    EXHIBIT 1


        LaSalle Advisors Limited Partnership provides the following information:

(a)     Name of Person Filing:             LaSalle Advisors Limited Partnership

(b)     Address of Principal Business      200 East Randolph Drive
        Office or, if none, Residence:     Chicago, Illinois  60603

(c)     Citizenship:                       Delaware

(d)     Title of Class of Securities       Common Stock



        ABKB/LaSalle Securities Limited Partnership provides the following information:

(a)     Name of Person Filing:             ABKB/LaSalle Securities Limited
                                           Partnership

(b)     Address of Principal Business      200 East Randolph Drive
        Office or, if none, Residence:     Chicago, Illinois  60603

(c)     Citizenship:                       Maryland

(d)     Title of Class of Securities       Common Stock



        William K. Morrill, Jr. is filing as a managing director of both LaSalle Advisors Limited Partnership and ABKB/LaSalle Securities Limited Partnership and provides the following information solely because of those relationships:

(a)     Name of Person Filing:             William K. Morrill, Jr.

(b)     Address of Principal Business      200 East Randolph Drive
        Office or, if none, Residence:     Chicago, Illinois  60603

(c)     Citizenship:                       United States

(d)     Title of Class of Securities       Common Stock


                              Page 11 of 12 Pages

        Keith R. Pauley is filing as a managing director of both LaSalle Advisors Limited Partnership and ABKB/LaSalle Securities Limited Partnership and provides the following information solely because of those relationships.

(a)     Name of Person Filing:             Keith R. Pauley

(b)     Address of Principal Business      200 East Randolph Drive
        Office or, if none, Residence:     Chicago, Illinois  60603

(c)     Citizenship:                       United States

(d)     Title of Class of Securities       Common Stock



        Stanley J. Kraska, Jr. is filing as a managing director of both LaSalle Advisors Limited Partnership and ABKB/LaSalle Securities Limited Partnership and provides the following information solely because of those relationships.

(a)     Name of Person Filing:             Stanley J. Kraska, Jr.

(b)     Address of Principal Business      200 East Randolph Drive
        if none, Residence:                Chicago, Illinois  60603

(c)     Citizenship:                       United States

(d)     Title of Class of Securities       Common Stock






                              Page 12 of 12 Pages